As filed with the Securities and Exchange Commission on July 21, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Aetos Capital Market Neutral Strategies Fund, LLC

(Name of Issuer)

Aetos Capital Market Neutral Strategies Fund, LLC

(Name of Person(s) Filing Statement)

Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

With a copy to:
James M. Allwin c/o Aetos Capital, LLC 875 Third Avenue New York, New York 10022 (212) 201-2500	Leonard B. Mackey, Jr., Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Person(s) Filing Statement

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$101,213(a)	$117.70 (b)

(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)	Calculated at $117.70 per million of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $117.70	Filing Parties: Aetos Capital Market Neutral Strategies Fund, LLC

Form or Registration No.: Schedule TO	Date Filed: February 25, 2005

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introductory Statement

This final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 25, 2005 by Aetos Capital Market Neutral Strategies Fund, LLC (the “Fund”) relating to an offer to purchase up to $101,213 of limited liability company interests of the Fund (“Interests”) or portions thereof from members of the Fund (the “Members”) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund which a Member desires to redeem), on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on February 25, 2005.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended:

1. Members that desired to tender an Interest, or a portion of an Interest, for purchase, were required to submit their tenders by 12:00 midnight, New York time, on March 28, 2005. Limited Partners were allowed to withdraw any tenders of their Interests or portions thereof until the Offer expired at 12:00 midnight, New York time, on March 31, 2005.

2. An amendment reporting the results of the Offer was filed on June 9, 2005. Due to an administrative error, the results of the Offer were reported incorrectly in such amendment. The correct results of the Offer are set forth below.

3. Certain Members validly tendered all or a portion of their Interests, designated by the Members as $101,212.15 in the aggregate, prior to March 28, 2005 and did not withdraw such tenders prior to March 31, 2005. Those tenders were accepted for purchase by the Fund in accordance with the terms of the Offer.

4. The net asset value of the Interests or portions thereof tendered pursuant to the Offer was calculated as of March 31, 2005.

5. The payment of the purchase price of the Interests or portions thereof tendered was made on April 6, 2005 to the Members whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AETOS CAPITAL MARKET NEUTRAL STRATEGIES FUND, LLC

/s/ Michael Klein
Name:	Michael Klein
Title:	President

Dated: July 21, 2005